PRESENTATION TO THE BOARD OF DIRECTORS OF STEWART INFORMATION SERVICES ("STC")

June 2016

FOUNDATION
ASSET MANAGEMENT

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Foundation Asset Management, LP ("Foundation"). The views expressed herein represent the opinions of Foundation, and are based on publicly available information with respect to Stewart Information Services Corporation (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

Foundation has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Foundation and any third party or parties by virtue of furnishing this presentation.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

Foundation shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Foundation believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Foundation reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Foundation disclaims any obligation to update the information contained herein. Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

FOUNDATION AND ITS HISTORY WITH STEWART

- Founded in 2012, Foundation Asset Management ("Foundation") applies a long-term, research-intensive approach to fundamental investing. Our investing strategy centers around extensive field research to understand how businesses operate and what is "really going on" with current fundamentals.

- Foundation has been an investor in Stewart Information Services ("Stewart", "STC", or the "Company") since 2013 and owns 1.3 MM shares, representing 5.6% of total shares outstanding.

- In 2014, Foundation placed two independent members on the Board and negotiated an agreement with management to eliminate at least $25 MM of expenses and return $70 MM to shareholders by the end of 2015.

- Foundation has had over 85 conversations with Stewart competitors, former and current executives, regulators, and members of the investment community.

- In March 2015, Foundation filed a 13D/A (http://tinyurl.com/STCmarch2015) outlining operational issues at Stewart and potential ways to unlock value.

FOUNDATION
A S S E T   M A N A G E M E N T

PREMIER FRANCHISE, YET SIGNIFICANTLY UNDER-MANAGED

- Top 3 Franchise Value: The franchise value in a title business comes from scale in direct operations (vs. agency). Only Stewart and its two larger competitors, Fidelity National Financial ("FNF") and First American Financial ("FAF"), have scale in the direct title business, comprising approximately 50% of their respective title revenues.

- High Barriers to Entry: Market share is very sticky based on individual, local market relationships.

- Last Independent Franchise: STC is the title industry's last independent franchise of scale.

- Significantly Under-managed: Stewart generates a 4% pretax margin vs. 13% for FNF, 9% for FAF and 8% for Old Republic International ("ORI"). *Even ORI, which has similar total revenue to STC yet an inherently lower margin business mix (73% agency-driven), generated a pretax margin of 8% in 2015, almost double Stewart's 4.4% margin!*

Business Model Comparison
($ in 000s)

| | 2015 | | | |
	STC	FNF	FAF	ORI
Total Title Revenue				
Direct	891,069	2,009,000	1,929,783	438,669
Agency	997,382	2,277,000	2,098,265	1,186,031
Total Title Revenue	1,888,451	4,286,000	4,028,048	1,624,700
Escrow, Fees, Other Operating Revenue	129,954	2,005,000	669,984	420,600
Total Operating Revenue	2,018,405	6,291,000	4,698,032	2,045,300
Title Revenue Mix				
% Direct	47%	47%	48%	27%
% Agency	53%	53%	52%	73%
Total Pretax Profit*	88,058	721,400	433,028	163,900
% Total Operating Revenue	**4.4%**	**11.5%**	**9.2%**	**8.0%**

*Note: Allocates 90% of unallocated operating expenses to the Title business for FNF and FAF and 100% for STC and ORI.

STILL UNDER-PERFORMING AFTER 4 YEARS OF RESTRUCTURING

- STC's pretax income growth and margins have dramatically lagged the peer group over all prior periods, even with the $25 MM of expense reductions.

- _All_ of our industry conversations and research indicate there are no structural or scale issues preventing STC from generating peer-like margins. Rather, we believe the underperformance is due to suboptimal operating procedures and subpar productivity.



Note: 90% of unallocated corporate expenses attributed to Title segments for FNF and FAF; 100% are attributed for ORI and STC as pure-play title insurers.
*2016E based on consensus estimates.

FOUNDATION
A S S E T   M A N A G E M E N T

MORE ACQUISITIONS ARE NOT THE ANSWER

- STC already has the scale and business mix today to generate peer-like margins. ORI has 8% pretax margins with a lower-quality agency driven business, similar scale, and no ancillary businesses outside of title insurance.

- Stewart has spent $55 MM since 2013 on Mortgage Services acquisitions. Under management's watch, revenues in this segment have declined by 50% while pretax profit has turned negative.

STC: Mortgage Services Results
($ in MM)

	2013	2014	2015
Revenue	**121.9**	**194.0**	**212.9**
% Growth	*N/A*	*59%*	*10%*
Normalized Pretax Income	**12.6**	**6.4**	**(20.9)**
% Margin	*10%*	*3%*	*(10%)*
Goodwill Impairment	0.0	0.0	(35.7)
Reported Pretax Income	12.6	6.4	(56.6)

Acquisitions increased revenue 75% between 2013 and 2015

While profits turned negative

NO CREDIBLE, TIMELY PLAN FOR IMPROVEMENT

- "With regard to continued cost management, our focus is on those actions that will lower unit cost to production, thus improving margins. And as we had said, our goal is to achieve a 10% pretax margin in a more normalized origination market, ***whenever that may be.***"

  - Stewart CFO, 1Q16 Earnings Call

- Stewart management has historically stated a $1.5 TN origination market is a normalized market. According to the Mortgage Bankers Association, 2015 was a $1.6 TN year, and 2016 is forecast to be a similar $1.6 TN year. **<u>By management's definition, this already is a normalized market</u>**.

THE BOARD MUST TAKE ACTION

- On April 27, 2016, shareholders paid $14 MM in cash to the Morris family to eliminate the dual-class share structure.

- The entire Board is up for election this coming year. For the first time in the Company's history, shareholders will have the opportunity to hold the Board accountable for the Company's poor performance under the direction of its current management team.

- After 4 years of restructuring, Stewart's margins remain 50%-70% lower than peers' (including similar-sized ORI with its agency-driven business).

- Management lacks credibility with investors regarding further turnaround or acquisition plans.

- <u>Stewart's current path is untenable – it is time for the Board to take action and run a dual-track process of evaluating a potential sale of the Company and external CEO candidates.</u>

FOUNDATION
ASSET MANAGEMENT

TREMENDOUS VALUE CREATION POTENTIAL IN A SALE OF STEWART

- Strategic Accretion Opportunity: We believe a strategic buyer's overall title margins would *increase* if it acquires STC given the substantial operating cost redundancies. This is based on conversations with several senior executives at leading title companies.

- FNF, FAF, & ORI Examples: Even after revenue dis-synergies, accretion for FNF, FAF, and ORI ranges from 23% to 39%. Slides 11 through 13 show the detailed analyses.

- "Plug-and-Play" Asset: Stewart integrates well into other title assets.

- Synergies: FNF, FAF and ORI could all extract significant synergies on top of reducing Stewart's standalone cost structure. We believe STC's complementary direct revenue creates an opportunity to remove overlapping costs of $125 MM for FNF, $100 MM for FAF, and $65 MM for ORI. This is based on conversations with senior title executives and Foundation estimates.

- We believe the risk-adjusted IRR from a strategic combination today substantially exceeds any potential plan from the current management team.

INVESTOR MISPERCEPTION: FNF ACQUISITION

- We believe investors misunderstand the FTC's regulation of the title business. It is our understanding of the FTC regulatory framework that a combination of FNF and STC would be permitted.

- FNF's acquisitions of both Chicago Title and LandAmerica were reviewed by the FTC based predominantly on title plants, not market share. FNF could divest any title plants requested by the FTC as it did with both Chicago Title and LandAmerica.

- <u>After acquiring LandAmerica, FNF's market share was 45%. FNF's current market share has come down to 32-33%</u>. Acquiring STC would put FNF back at 45% share.

- We believe both FNF and FAF could acquire STC with anti-trust approval, particularly with agreed upon title plant or other reasonable asset divestitures.

FOUNDATION ASSET MANAGEMENT
10

M&A SCENARIO #1: FNF ACQUIRES STC

- <u>FNF Accretion</u>: We believe FNF can acquire STC for $60 per share using 100% debt financing at current levels of 4.75% and generate $0.51 per share of accretion, or 23% upside to 2016E EPS. After debt retirement, accretion is ~30%. A deal with a 50/50 mix of debt and equity would still be 18% accretive.

- <u>Revenue Dis-synergies & Operating Expenses</u>: Assumes revenue dis-synergies of 10%, $60 MM of excess standalone STC costs removed, and $125 MM of additional cost synergies. This translates to a combined 13.5% pretax title margin vs. ~12.5% standalone for FNF, consistent with expectations from our industry research.

STC Fair Value Analysis: Acquisition by FNF

($ in MM)

STC Price / Share	60.00		STC Shares	23.4

Sources & Uses

Sources	Price	% Raised	Amount		Uses	
New Debt	4.75%	100%	1,416		Equity Value	1,401
New Equity	34.99	0%	0		Fees & Expenses	15
Assumed Net Cash			(35)		Assumed Net Cash	(35)
Total Sources			1,381		Total Uses	1,381

STC Pro Forma Run-Rate Financals

Total Current Run-Rate Revenue (PF for Rev. Dis-synergies)	1,824
Total Non-Operating Expenses	(846)
Contribution Margin	977
Current Run-Rate Operating Expenses*	882
- Excess Costs	(60)
- Synergies	(125)
Pro Forma Operating Expenses	**697**
Incremental Interest Expense	67
Pro Forma EBITDA	**311**
% Margin	*17%*
Pro Forma Pretax Income	**213**
% Margin	*12%*
Pro Forma Net Income	**141**
% Margin	*8%*

Accretion (2016E)

FNF Net Income	612
PF STC Net Income	141
PF Total Net Income	753
FNF Shares	274
New Shares	0
PF Total Shares	274
FNF EPS	2.23
STC Accretion	**0.51**
PF EPS	2.75
% Accretion	*23%*
EPS Multiple	15.5x
PF Fair Value / Share	**42.57**
% Upside	*22%*

Factors in additional cost savings flow-through of $20 MM and reductions for related revenue dis-synergies.

FOUNDATION
ASSET MANAGEMENT

M&A SCENARIO #2: FAF ACQUIRES STC

- **FAF Accretion**: We believe FAF can acquire STC for $60 per share using 100% debt financing at current levels of 4.75% and generate $1.11 per share of accretion, or 39% upside to 2016E EPS. After debt retirement, accretion is ~55%. A deal with a 50/50 mix of debt and equity would still be 25% accretive.

- **Revenue Dis-synergies & Operating Expenses**: Assumes revenue dis-synergies of 10%, $60 MM of excess standalone STC costs removed, and $100 MM of additional cost synergies. This translates to a combined 12% pretax title margin vs. ~11% standalone for FAF, consistent with expectations from our industry research.

STC Fair Value Analysis: Acquisition by FAF

($ in MM)

STC Price / Share	60.00		STC Shares	23.4

Sources & Uses

Sources	Price	% Raised	Amount		Uses	
New Debt	4.75%	100%	1,416		Equity Value	1,401
New Equity	37.43	0%	0		Fees & Expenses	15
Assumed Net Cash			(35)		Assumed Net Cash	(35)
Total Sources			1,381		Total Uses	1,381

STC Pro Forma Run-Rate Financals

Total Current Run-Rate Revenue (PF for Rev. Dis-synergies)	1,824
Total Non-Operating Expenses	(846)
Contribution Margin	977
Current Run-Rate Operating Expenses*	882
- Excess Costs	(60)
- Synergies	(100)
Pro Forma Operating Expenses	**722**
Incremental Interest Expense	67
Pro Forma EBITDA	**286**
% Margin	16%
Pro Forma Pretax Income	**188**
% Margin	10%
Pro Forma Net Income	**124**
% Margin	7%

Accretion (2016E)

FAF Net Income	318
PF STC Net Income	124
PF Total Net Income	442
FAF Shares	110
New Shares	0
PF Total Shares	110
FAF EPS	2.90
STC Accretion	**1.13**
PF EPS	4.03
% Accretion	**39%**
EPS Multiple	13.0x
PF Fair Value / Share	**52.43**
% Upside	*40%*

Factors in additional cost savings flow-through of $20 MM and reductions for related revenue dis-synergies.

M&A SCENARIO #3: ORI ACQUIRES STC

- ORI Accretion: We believe ORI can acquire STC for $55 per share using 100% debt financing at 4.75% and generate $0.39 per share of accretion, or 28% upside to 2016E EPS. After debt retirement, accretion is 38%. A deal with a 50/50 mix of debt and equity would still be 19% accretive.

- Revenue Dis-synergies & Operating Expenses: Assumes no revenue dis-synergies from ORI's lack of direct business with $60 MM of excess standalone STC costs removed and $65 MM of additional cost synergies. This translates to a combined 8.5% pretax title margin vs. ~8% standalone for ORI, consistent with expectations from our industry research.

STC Fair Value Analysis: Acquisition by ORI

($ in MM)

STC Price / Share: 55.00 | STC Shares: 23.4

Sources & Uses

Sources	*Price*	*% Raised*	Amount
New Debt	*4.75%*	*100%*	1,299
New Equity	*18.80*	*0%*	0
Assumed Net Cash			(35)
Total Sources			1,264

Uses	
Equity Value	1,284
Fees & Expenses	15
Assumed Net Cash	(35)
Total Uses	1,264

STC Pro Forma Run-Rate Financals

Total Current Run-Rate Revenue	2,016
Total Non-Operating Expenses	(938)
Contribution Margin	1,078
Current Run-Rate Operating Expenses*	966
- Excess Costs	(60)
- Synergies	(65)
Pro Forma Operating Expenses	**841**
Incremental Interest Expense	*62*
Pro Forma EBITDA	**267**
% Margin	*13%*
Pro Forma Pretax Income	**175**
% Margin	*9%*
Pro Forma Net Income	**116**
% Margin	*6%*

Accretion (2016E)

ORI Net Income	406
PF STC Net Income	116
PF Total Net Income	522
ORI Shares	296
New Shares	0
PF Total Shares	296
ORI EPS	1.37
STC Accretion	**0.39**
PF EPS	1.76
% Accretion	***28%***
EPS Multiple	14.0x
PF Fair Value / Share	**24.71**
% Upside	***31%***

**Factors in additional cost savings flow-through of $20 MM.*

FOUNDATION ASSET MANAGEMENT

13

M&A SCENARIO #4: PRIVATE EQUITY ACQUIRES STC

- Private Equity IRR: We believe a private equity firm with an efficient operator can acquire STC for $55 per share, funded with 45% debt at a 5.5% rate and generate a 23% IRR assuming a conservative 6.25x EBITDA exit multiple. This return only assumes cost cutting; there is additional upside from growing the business.

- Revenue Dis-synergies & Operating Expenses: Assumes no revenue dis-synergies with $60 MM of excess standalone STC costs removed.

STC Fair Value Analysis: Acquisition by Private Equity

($ in MM)

STC Price / Share	55.00		Exit Multiple (EBITDA)	6.25x
STC Shares	23.4		IRR	23%

Sources & Uses

Sources	Price	% Raised	Amount		Uses	
New Debt	5.5%	45%	585		Equity Value	1,284
New Equity		55%	715		Fees & Expenses	15
Assumed Net Cash			(35)		Assumed Net Cash	(35)
Total Sources			1,264		Total Uses	1,264

Financial Projections

	2015A	2016E	2017E	2018E	2019E
Total Revenue	2,018	2,016	2,057	2,098	2,140
% Growth Y/Y	N/A	(0%)	2%	2%	2%
Agency Remittances	(826)	(826)	(843)	(859)	(877)
% Remittance Rate	83%	81%	81%	81%	81%
Title Losses	(102)	(96)	(98)	(100)	(102)
% Loss Rate	5%	5%	5%	5%	5%
Net Interest Income, D&A	(16)	(16)	(16)	(16)	(16)
Contribution Margin	1,075	1,078	1,100	1,122	1,145
Current Run Rate Operating Expenses	1,003	980	982	987	992
- Excess Costs	0	(30)	(50)	(60)	(60)
Pro Forma Operating Expenses	**1,003**	**950**	**932**	**927**	**932**
% Total Revenue	50%	47%	45%	44%	44%
EBITDA	**102**	**158**	**198**	**225**	**243**
% Margin	5%	8%	10%	11%	11%
Levered FCF	**56**	**79**	**99**	**121**	**138**
% Margin	3%	4%	5%	6%	6%
LTM Net Debt/EBITDA	**-0.3x**	**3.0x**	**1.9x**	**1.1x**	**0.5x**
Interest Expense	2	16	25	19	12

FOUNDATION
ASSET MANAGEMENT